Exhibit 7.1

Hennion & Walsh, Inc.
Directors

Richard Hennion

William Walsh

Debbie Hoffmann

Officers

Richard Hennion, Executive Vice President

William Walsh, President

Phillip Fitzsimmons, Chief Compliance Officer

Kevin Mahn, Managing Director

Debbie Hoffmann, Chief Financial Officer and Principal Accounting Officer

William Hennion, Vice President

Stephen George Kowalski, Vice President